

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2014

Via E-Mail
Jeffrey L. Cleland, Ph.D.
Chief Executive Officer and Co-founder
Versartis, Inc.
275 Shoreline Drive, Suite 450
Redwood City, CA 94065

> **Re: Versartis, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 10, 2014**
> **CIK No. 0001513818**

Dear Dr. Cleland:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please be advised that in accordance with Item 502(a) of Regulation S-K, you must include the table of contents immediately following the cover page in any prospectus you deliver electronically. If you intend to deliver the prospectus electronically, please relocate the graphic on the page between the cover page and the table of contents.

Table of Contents

4. Please move the dealer prospectus delivery obligation to the outside back cover page, as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

5. At your first reference to each of the following, please define the following terms to provide an investor with an reasonable understanding of the term:
   - "idiopathic short stature;"
   - "Turner Syndrome;"
   - "subcutaneous;" and
   - "mean height velocity."

Growth hormone deficiency, page 1

6. Where you note that pediatric endocrinologists have consistently sought long-acting rhGH therapies, please highlight that a number of companies have sought to develop such therapies but have been unsuccessful due to manufacturing, regulatory, efficacy and/or safety issues.

7. At your first reference to mean height velocity as the primary efficacy endpoint in your Phase 3 trials, please indicate how mean height velocity will be measured to determine statistical significance.

8. Please explain what you mean when you indicate that three, six and twelve month mean height velocities within the same cohort are "well correlated" within the same clinical trial and how this conclusion impacts clinical trial results.

9. Please identify the improved pharmaceutical properties of VRS-317 as compared to rhGH alone and how such properties enable straightforward purification.

Market opportunity, page 3

10. Please clarify whether the currently marketed rhGH products to which you refer are used exclusively for the treatment of GHD.

11. Please provide an estimate of the number of individual afflicted with pediatric GHD.

Risks Associated with our business, page 4

12. Please revise your risk factor summary to highlight that substantially all of the intellectual property relating to VRS-317 is licensed from Amunix and that the loss of the license agreement with Amunix would materially adversely affect clinical development of VRS-317.

Risk Factors, page 10

"VRS-317 is a new chemical entity…," page 11

13. Please revise your risk factor discussion to define the term acromegaly.

"Our future success depends on our ability to retain…," page 30

14. Please disclose the names of the key members of your scientific team.

15. Please disclose any difficulties you have experienced attracting or retaining personnel in the past.

"We will incur significant increased costs as a result of operating…," page 48

16. This risk factor appears to contain substantially the same disclosure as the risk factor that begins, "Requirements associate with being a public company…" on page 31. Please combine the two risk factors into one.

Dilution, page 60

17. Please revise the discussion and table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65
Stock option grants and common stock valuations, page 69

18. Please update the table to disclose all equity issuances to date and provide additional narrative as necessary. For example, you disclose in "Outstanding equity awards at December 31, 2013" on page 126 and "Description of Capital Stock-General" on page 144 that options have been granted since September 30, 2013.

19. Please discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please note that we will defer

our evaluation of any stock compensation or beneficial conversion feature issues until an estimated IPO price has been determined.

Business, page 81

Intellectual property, page 101

20. We note your disclosure that your patent portfolio includes "three issued patents in other jurisdictions" outside of the United States. Please disclose the other jurisdictions to which you refer.

Management
Executive officers and directors, page 115

21. Please revise the biographical information provided for Mr. Jennings to clarify his principal occupation and employment during the past five years as required by Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 124
Employment offer letters, page 124

22. Please file each employment offer letter with your named executive officers as an exhibit to the registration statement.

Description of Capital Stock, page 144
Common stock, page 144
Voting rights, page 144

23. Please disclose the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Shares Eligible for Future Sale, page 150
Lock-up agreements, page 151

24. When available, please file a form of lock-up agreement as an exhibit to the registration statement.

Report of Independent Registered Public Accounting Firm, page F-2

25. Please add a risk factor to disclose that in the opinion of your independent registered public accounting firm, there is a substantial doubt as to your ability to continue as a going concern.

<u>Notes to Financial Statements, page F-8</u>
<u>16. Subsequent Event, page F-34</u>

26. Please disclose the terms of the options granted in December 2013, including the exercise price and vesting.

27. Please confirm that no additional equity based instruments such as options, warrants, preferred stock, common stock, etc. were issued subsequent to the latest filing or provide additional disclosure in that regard.

<u>Recent Sales of Unregistered Securities, page II-2</u>
<u>Preferred stock issuances, page II-2</u>

28. Please disclose the identity of the purchasers or the class of persons to whom the convertible promissory notes were issued on October 12, 2012.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Keira Nakada at (202) 551-3659 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Michael E. Tenta

Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130